EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014

GENERAL

This Management’s Discussion and Analysis (“MD&A”) for Eurasian Minerals Inc. (the “Company”, “EMX” or “Eurasian”) has been prepared based on information known to management as of November 12, 2014.

This MD&A is intended to help the reader understand the condensed consolidated interim financial statements and should be read in conjunction with the condensed consolidated interim financial statements of the Company for the nine months ended September 30, 2014 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”), actual events may differ materially from current expectations. More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F, including the AIF and recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.EurasianMinerals.com.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

The MD&A may use the terms “Inferred” and “Indicated” resources. Eurasian advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that “inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

COMPANY OVERVIEW

Eurasian is a Tier 1 company that trades on the TSX Venture Exchange and the NYSE MKT. The Company is principally in the business of exploring for, and generating royalties, from metals and minerals properties, as well as identifying royalty opportunities for purchase. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand.

Eurasian operates as a royalty and prospect generator. Under the royalty and prospect generation business model, EMX acquires and advances early stage mineral exploration projects and then forms partnerships with other parties for a retained royalty interest, as well as annual advanced royalty and other cash and/or share payments. During the partnership phase, Eurasian continues to provide technical and commercial assistance to encourage timely advancement of the projects. By converting project equity into royalty interests, Eurasian a) reduces its exposure to the costs and risks associated with mineral exploration and project development, while b) maintaining the opportunity to participate in discovery and exploration upside, and c) developing a pipeline for potential production royalty payments and associated brownfields discoveries in the future. This approach helps preserve the Company’s treasury, which can be utilized for other business initiatives.

Strategic investments are an important complement to the Company’s royalty and prospect generation. These investments are made in unrecognized or undervalued exploration companies identified by Eurasian’s core group of entrepreneurial geologists. Depending on the opportunity, EMX may assist with the development of value in these assets, with exit strategies that can include royalty positions or equity sales.

HIGHLIGHTS FOR THE QUARTER

•

For the quarter ended September 30, 2014, the Company had gross revenue of $558,091 and net loss of $1,345,463. Gross exploration expenditures totaled $1,723,584 of which $609,039 was recovered from partners.

•	Partner Çolakoglu Ticari Yatirim A.S. (“Colakoglu”) reported drill results from the Akarca project in Turkey that expanded the gold-silver mineralized zones at multiple prospects.

•	EMX executed a Share Sale Agreement ("SSA") for the Neavesville gold-silver project in New Zealand with L&M Pty Limited, a privately held Australian exploration company.

•	Eurasian executed an option agreement with Ely Gold and Minerals (“Ely Gold”) for EMX's Cathedral Well gold property in Nevada.

•

IG Copper LLC (“IGC”), an EMX strategic investment, advised it had completed drafts of geology, resource, engineering, metallurgical, and environmental reports in preparation for initial reviews by the relevant Russian Federation agencies.

OUTLOOK

The Company remains focused on copper and gold royalty and prospect generation exploration opportunities. The emphasis continues to be on growing a high quality asset base in favorable jurisdictions. New acquisition and partnership opportunities continue to be identified by EMX as competitor activity further diminishes during the current down-cycle.

Given the current minerals exploration market, the Company is expecting that our partners' exploration budgets will tighten, and projects may be returned without being fully tested. EMX gained a new partner in the western US for the Cathedral Well project, but the Copper Basin, Jasper Canyon, and Lomitas Negras projects were returned to the Company during the quarter. EMX is positioned for these challenges due to working in our choice of jurisdictions where there are a number of potential partners that continue to be active.

EMX’s diversified business model, which includes strategic investments, helps to meet the challenges of growing the Company. The Company’s strategic investments include IGC’s Malmyzh district-scale porphyry copper-gold discovery and two 100% controlled properties along trend in the same belt of prospective rocks, as well as Iron Creek Capital Corp’s substantial property portfolio in the prolific mineral trends of northern Chile. These investments are key Company assets.

PROPERTY OVERVIEW

NORTH AMERICA

Eurasian’s North American portfolio is comprised of four royalty properties and twenty-one exploration properties located in Nevada, Arizona, Utah, Oregon and Wyoming. A principal EMX asset is the Leeville royalty property that covers portions of Newmont’s Carlin Trend underground mining operations in Nevada. In addition, the portfolio includes porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and high-grade gold and gold-silver vein properties.

The Company’s wholly-owned subsidiary in North America, Bronco Creek Exploration (“BCE”), is focused on royalty and prospect generation in the western United States. BCE is currently advancing the copper and gold portfolio through partner-funded work programs in Arizona and Nevada. There are currently eight exploration properties partnered in North America. In addition to partner funded programs, the Company continues to stake ground in key mining districts while marketing available projects.

Leeville Royalty. The Leeville 1% gross smelter return royalty has included payments from Newmont's Leeville mine, as well as the gold mining operations at Carlin East, North Lantern, Four Corners and Turf. The Turf No. 3 Vent Shaft Project is on schedule to commence commercial production in late 2015 (see Newmont Mining Corp's 10-Q filing dated October 30, 2014). Newmont has stated the project will provide the ventilation required to "increase production" and "unlock" additional resources. Newmont estimates capital expenditures of approximately $400 million for the project. The Turf Vent Shaft Project will impact "greater Leeville", which includes portions of EMX's royalty position. EMX received Leeville royalty income of approximately US $494,000 during the third quarter.

Cathedral Well. The Cathedral Well project is located at the southern end of the Battle Mountain-Eureka gold trend and surrounds most of the historic Green Springs mine. Eurasian announced the execution of an agreement with Ely Gold for the Cathedral Well property early in the quarter (see EMX news release dated July 7, 2014). Ely Gold may earn a 100% interest in the property by making staged option payments and granting EMX a 2.5% net smelter returns (“NSR”) royalty, inclusive of an underlying 0.5% NSR royalty. After earning 100% interest in the project, Ely Gold will pay EMX annual advanced royalties until commencement of commercial production. Ely Gold is permitting a drill program to test multiple targets across the consolidated Green Springs property position.

Buckhorn Creek, Jasper Canyon and Frazier Creek. The Buckhorn Creek and Jasper Canyon copper-molybdenum projects are located in the Laramide porphyry copper belt of southern Arizona, and the Frazier Creek copper-molybdenum project is located in the Battle Mountain-Eureka trend of north-central Nevada. These properties were optioned to Savant Explorations Ltd. (“Savant”) in 2013 under three separate Option Agreements for cash, shares, and work commitments (see EMX news release dated October 30, 2013). During the quarter, Savant obtained permits to drill test Frazier Creek, continued to work on drill permitting for Buckhorn Creek, and relinquished its interest in Jasper Canyon. Eurasian reviewed the recent Jasper Canyon exploration data, and believes that the target rocks remain untested at shallow levels. Jasper Canyon is now available for partnership.

Copper Springs, Copper King, and Red Top. The Copper Springs, Copper King, and Red Top properties are three porphyry copper-molybdenum projects located in the Globe-Miami and Superior (Pioneer) mining districts. EMX has three separate Option Purchase Agreements with Desert Star Resources Ltd. (“Desert Star”) whereby Desert Star can acquire a 100% interest in each of the projects for cash, shares, and work commitments, after which EMX will retain a 2.5% NSR royalty (see EMX news release dated September 4, 2013).

Desert Star funded completion of additional IP geophysical surveys at Copper King and Red Top that further refined chargeability anomalies for follow-up drill testing. At Copper King, strong chargeability and resistivity anomalies support EMX’s target concept of a tilted porphyry copper system lying beneath less altered host rocks. At Red Top the geophysical anomaly lies to the north of the original target area, and Desert Star staked an additional 44 mining claims covering this new anomaly area. At Copper Springs, a 150 station gravity survey was completed. Permitting for drill tests at all three properties is underway.

Lomitas Negras. EMX's Lomitas Negras project is located in southeast Arizona, approximately sixteen kilometers south of the San Manuel-Kalamazoo deposit. The project contains isolated altered outcrops with anomalous base metal mineralization that occur within a broad area of post-mineral cover rocks. An option agreement with Kennecott Exploration Company (“Kennecott”) was announced in May 2014 (see EMX news release dated May 15, 2014). After a reconnaissance diamond drill program was completed during the third quarter, Kennecott relinquished its interest in the project, with EMX regaining 100% control.

Copper Basin. The Copper Basin copper-molybdenum property, located in central Arizona, was acquired under a Regional Acquisition Agreement with Vale Exploration Canada Inc. (“Vale”), a subsidiary of Brazilian-based Vale S.A., and advanced under a separate Designated Project earn-in agreement. Exploration and drill results confirmed the presence of a porphyry copper-molybdenum system with nearly a kilometer of vertical extent within a 1.5 square kilometer area of porphyry style alteration, mineralization, and related geophysical anomalies.

On July 16th Vale relinquished its interest in the project, with EMX regaining 100% control of Copper Basin. Vale spent more than US $3.5 million adding value to the property by completing geologic mapping, sampling, geophysical surveys, and 3,916 meters of drilling in two programs. Much of the original target remains untested by drilling, and EMX is in discussions with several interested parties.

Superior West. The Superior West project is located west of the historic mining town of Superior, Arizona, and adjacent to the Resolution Copper property. The project covers several porphyry copper targets, as well as the projected western extension of the historic Magma Vein. During the quarter, EMX staked additional open ground and continued discussions with several potential partners interested in the property.

Other Work Conducted in the Western U.S. Eurasian continued evaluation of property and royalty acquisition opportunities in the western US. Much of the generative work focused on gold opportunities in the Great Basin and porphyry copper targets in Arizona. During the quarter, EMX elected to drop the Red Hills project after termination by GeoNovus, and also dropped the 100% EMX-controlled Cruiser Gold, Bullion Creek and Sand Pass projects located in Nevada, Arizona, and Utah, respectively. In Alaska, the Company's Moran Dome and Liberty royalty properties were dropped by Gold Canyon Partners, and EMX elected to not acquire the ground.

Qualified Person. Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on North America.

TURKEY

All EMX projects in Turkey are being advanced by partner companies. A partner funded drill program is continuing at the Akarca gold-silver project, and work programs were executed by partners on other projects in the Turkish portfolio during the quarter. EMX continues to evaluate new business opportunities in the country.

Akarca. The Akarca project contains multiple occurrences of epithermal gold-silver mineralization within a district-scale area. The project is covered by an Option Agreement with Çolakoglu Ticari Yatirim A.S. (“Çolakoglu”), a privately owned Turkish company, for a combination of cash payments, gold bullion, work commitments, and a 3.5% NSR royalty interest (see EMX news release dated June 20, 2013).

During the third quarter, Çolakoglu reported new results to EMX from 20 diamond holes totaling approximately 1,949 meters. This drilling was in addition to the 26 core holes totaling 2,220 meters reported in the second quarter. The recent drilling was conducted at the Kucukhugla, Fula, Sarikaya, Percem, and Hugla Tepe prospects. All of the holes intersected oxide gold-silver mineralization concealed beneath a shallow cover of soil and vegetation. Direct results are currently under review. All of the gold-silver zones at Akarca remain open for further expansion.

Çolakoglu also advised that the two Akarca exploitation licenses had been consolidated into one license, and that the permitting processes to keep the property in good standing had been completed. Çolakoglu is planning for a follow-up drill program, and continues with engineering, metallurgical and environmental studies.

EMX's grassroots discovery and subsequent exploration successes at Akarca have led to in-the-ground investments of over US $8 million by partner companies.

Balya, Sofular, and Aktutan. EMX holds uncapped, 4% NSR royalties on the Balya and Sofular base metal projects resulting from an exchange of properties with private Turkish mining company Dedeman Madencilik San ve Tic. A.S. (“Dedeman”) in 2006 (see EMX news release dated November 14, 2006). Aktutan was sold to Dedeman in 2007 for considerations that also include a 4% uncapped NSR royalty.

Dedeman conducted core drilling on all three of these royalty properties during the third quarter, with assay results pending. The drilling at Balya was to extend the known zones of mineralization, while the Sofular and Aktutan drilling was for exploration assessment. Dedeman is pursuing options for advancing Balya, which is located in the active Balya lead-zinc-silver mining district.

Alankoy. The Alankoy gold-copper property is located in the Biga Peninsula of northwestern Turkey, and is covered by an Exploration and Option Agreement with Ferrite Resources Ltd., a privately-held Australian company (see EMX new release dated January 7, 2014).

Qualified Person. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed and approved the above technical disclosure on Turkey.

EUROPE

Eurasian continued to market the Scandinavian portfolio. The Viscaria and Timok joint venture royalty properties in Sweden and Serbia, respectively, were actively advanced during the quarter.

Scandinavia. Eurasian’s Swedish subsidiary has a 100% controlled portfolio of exploration permits that cover polymetallic VMS and Iron-Oxide-Copper-Gold (IOCG) prospects, and other areas of copper, gold, and platinum group element-enriched styles of mineralization. In Norway, EMX has acquired the Storbekken volcanogenic massive sulfide and Burfjord IOCG properties. EMX's marketing efforts continue to emphasize Scandinavia as a highly favorable jurisdiction for exploration and target generation.

Avalon Minerals Ltd. (“Avalon”) (ASX:AVI) announced an updated Scoping Study for EMX's Viscaria royalty property, including new JORC compliant resource estimates and open pit optimization scenarios, in an August 28th news release. EMX holds a 1.0% NSR royalty over the "Viscaria 101" Exploration Permit, which includes “Zone A”, “Zone B” and “Zone D” copper-iron resources described in Avalon’s updated report. A Finnish company, Outokumpu Oyj, is entitled to receive 0.5% NSR payable from EMX’s royalty, resulting in Eurasian receiving net 0.5% NSR royalties until Outokumpu has received a total of $12 million in royalty payments, after which time EMX will receive the full benefit of the 1.0% NSR royalty. The Viscaria project is an IOCG style deposit located in the Kiruna Mining District in northern Sweden.

Serbia. EMX's initial portfolio in Serbia resulted from early stage prospect generation and organic royalty growth via the sale of the projects, including the Brestovac West property, to Reservoir Minerals Inc. ("RMC" or "Reservoir") in 2006. The terms of the sale included uncapped NSR royalties payable to EMX at a rate of 2% for gold and silver, and 1% for all other metals. Subsequently in 2013, Eurasian acquired an uncapped 0.5% NSR royalty covering RMC's share of minerals and metals mined from the "Brestovac" and "Jasikovo" properties. The Brestovac, Brestovac West, and Jasikovo properties are included in the Timok Project joint venture between Reservoir (45%) and Freeport McMoRan Exploration Corp. ("Freeport") (55%).

Brestovac hosts porphyry and epithermal copper-gold mineralization at the Cukaru Peki deposit, where Reservoir announced an initial NI 43-101 compliant resource estimate in January 2014. In an October 29th news release Reservoir announced that five core rigs were actively drilling on their Timok projects. EMX's Timok royalty properties add strategic upside potential in an ongoing copper-gold discovery in one of the richest copper-gold mineral belts in Europe.

Qualified Person. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed and approved the above technical disclosure on Europe.

AUSTRALIA AND NEW ZEALAND

During the reporting period, EMX executed a Share Sale Agreement ("SSA") for the Neavesville project in New Zealand. Discussions continue with potential partners for other available projects, and EMX continues to assess additional acquisition opportunities in the region.

New Zealand. EMX announced a Share Sale Agreement for the Neavesville gold-silver project with L&M Pty Limited, a privately held Australian exploration company, in a November 13, 2014 news release. Meanwhile, EMX continued to wrap-up negotiations on a Joint Venture and Access Agreement with landholders that will provide certainty and clarity for ongoing exploration within the project area, and continued to liaison with the relevant regional and district councils to secure the necessary environmental permits for a drilling program scheduled to commence in the coming months.

Elsewhere, New Zealand Petroleum & Minerals continued to assess EMX's applications for new prospecting and exploration permits in the Hauraki Goldfield and Taupo Volcanic Zone that were submitted during the previous quarter.

Australia. At EMX’s Koonenberry gold project all of the Company’s interests continue to be advanced by partner companies, with EMX retaining various royalty interests that cover an area totaling over 1,400 square kilometers. At The Sisters property near Broken Hill, Australia, the Company continued to seek partners for the project.

Qualified Person. Chris Spurway, MAIG, MAusIMM, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed and approved the above technical disclosure on Australia and the Asia-Pacific.

HAITI

Eurasian and joint venture partner Newmont Ventures Limited (“Newmont”), a wholly owned subsidiary of Newmont Mining Corporation (collectively, the “JV”), have a land position along a 130 kilometer trend of Haiti’s Massif du Nord mineral belt. Newmont is funding and managing six joint venture Designated Projects across northern Haiti. EMX’s 100% controlled Grand Bois gold-copper project is outside of the JV with Newmont.

The Designated Projects with Newmont and EMX's Grand Bois Project have been on care and maintenance status since 2013, when the Haitian Government suspended its Mining Convention process while Parliament began working on a new mining law with the help of the World Bank. The Government's goal is to reform the mining law to be more consistent with current international standards.

Ongoing consultations between the World Bank, the Government of Haiti, the JV and other mining companies, and business community and civil society representatives have resulted in a draft of the new Mining Code that has been sent to the Ministers of Finance and Public Works for approval. Once approved, the draft Mining Code will be forwarded to Haiti's Council of Ministers. EMX remains committed to supporting the process of reforming Haiti's Mining Code as a step towards developing Haiti's mining sector and contributing to the country's economic growth.

Qualified Person. Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on Haiti.

STRATEGIC INVESTMENTS

IG Copper LLC. EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest. IGC's Salasinskaya and Shelekhovo properties are not subject to the Malmyzh joint venture with Freeport, and are 100% controlled by IGC. EMX is IGC’s largest shareholder, and holds 42.3% of the issued and outstanding shares (39.7% equity position on a fully-diluted basis) from investments totaling US $7.9 million.

During the quarter, IGC advanced Malmyzh by completing drafts of geologic, resource, engineering, metallurgical, and environmental reports in preparation for initial reviews by the relevant Russian Federation agencies. At the Salasinskaya and Shelekhovo properties, which occur approximately 150 kilometers along trend to the northeast of Malmyzh, IGC conducted early-stage exploration evaluations that included geologic reconnaissance and geochemical sampling. IGC's property portfolio covers approximately 800 square kilometers of exploration ground occurring along a ~200 kilometer belt of Cretaceous-age rocks prospective for copper-gold porphyry deposits.

Several major international mining companies have recently expressed interest in Malmyzh, as well as IGC's other projects. This interest not only results from the quality of IGC's exploration properties, but also the Russian Federation's continued encouragement to develop mineral resources in their Far East krais (administrative regions).

Iron Creek Capital Corp. EMX has a strategic investment in Iron Creek Capital Corp. (TSX-V: IRN: “Iron Creek”), who has assembled a portfolio of high-quality exploration projects prospective for copper, gold and silver mineralization, covering approximately 114,000 hectares of exploration tenements along proven mineral belts in northern Chile.

As announced in an October 29th news release, Iron Creek and Polar Star Mining Corporation (TSX: PSR) have entered into a definitive arrangement agreement to combine the two companies pursuant to a statutory plan of arrangement, which will result in Iron Creek acquiring, indirectly through a wholly-owned subsidiary, all of the issued and outstanding common shares of Polar Star. Once the merger is complete, the new company will control over 300,000 hectares of exploration ground in northern Chile, making it one of the principal holders of exploration tenements in Chile. The merged company will have existing option and joint venture agreements with Kinross Gold (the Las Pampas option agreement), Newmont Mining (Polar Star’s Montezuma joint venture agreement), and BHP Billiton (Polar Star’s Blocks 2, 3 & 4 joint venture agreements). In addition, Iron Creek retains an uncapped 2% NSR royalty over an additional 45,000 hectares of exploration ground prospective for copper and precious metals mineralization at Victoria in northern Chile.

Qualified Person. Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on Strategic Investments.

RESULTS OF OPERATIONS

Nine months ended September 30, 2014 compared to nine months ended September 30, 2013

The net loss for the nine months ended September 30, 2014 (“current period”) was $6,307,675 compared to $11,842,284 for the prior year’s comparative period (“prior period”). The loss for the current period was made up of $3,057,651 (2013 - $2,876,619) in net exploration expenditures, $4,205,254 (2013 - $4,049,818) in general and administrative expenses and other losses totaling $528,534 (2013 –$7,606,357) offset by $674,505 (2013 - $751,544) in net royalty income. Some items to note are:

Revenues

In the current period royalty income was earned for 1,265 (2013 – 1,376) ounces of gold totaling $1,780,472 (2013 - $2,117,390) offset by gold tax and depletion of $1,105,967 (2013 - $1,365,846) for net royalty income of $674,505 (2013 - $751,544). The decrease in royalty income was mainly due to a decrease in ounces produced and a lower realized gold price per ounce in the current period. In the current period the average gold price was US$1,288 per ounce compared to US$1,490 for 2013.

Exploration Expenditures

Exploration expenditures (gross) decreased by $2,357,346 in the current period compared to 2013 and recoveries decreased by $2,538,378 for a net increase in exploration expenditures of $181,032 in 2014. Some of the differences between 2014 and 2013 are as follows:

•

In Sweden, net expenditures in the current period were $652,332 compared to net expenditures of $49,370 in the prior period. During the current period, the Company solely funded the Swedish activities as Antofagasta was previously funding the programs.

•

In the USA, gross expenditures decreased from $3,521,723 to $2,872,927 and recoveries decreased from $2,758,404 to $1,973,335. In 2013 the Company and partners GeoNovus and Vale undertook active programs at Silver Bell West, Red Hills, and Copper Basin while there was no active program in the current period for 2014. Gross expenditures on these three projects decreased from US$2,093,631 to US$803,587. The decrease in expenditures was offset by US$452,052 in expenditures related to Kennecott and Savant, pursuant to the new exploration and option agreements on the Lomita Negris, Buckhorn Creek, Fraser Creek, and Jasper Canyon properties.

•	In Brazil, expenditures decreased from $541,865 to $48,341 as the Company is no longer exploring opportunities in Brazil.

General and Administrative and Other

General and administrative expenses increased by $155,436 in the current period to $4,205,254. Professional fees decreased by $164,519, mainly due to decreased external legal fees incurred in the 2014. In the prior period the company incurred legal costs that were associated with the Bullion Monarch acquisition and other due diligence. Salaries and consultants decreased by $144,394 ($1,644,197 in the current period compared to $1,788,591 in 2013) due to a reduction in overall administration and corporate costs. Share-based payments increased by $486,715 due to stock options and bonus shares granted during the period.

Loss from other items for the nine months ended September 30, 2014 saw a significant decrease of $7,077,823 from the comparative period in 2013. The decrease was mainly due to a $4,765,511 impairment charge to the Company’s royalty interest, a $1,069,152 write-off of exploration and evaluation assets, a decrease in the equity loss in associated companies by $623,282, and a decrease in the loss on the fair market value of marketable securities from $922,748 to $27,355 due to significantly poor market conditions in 2013.

Three months ended September 30, 2014 compared to three months ended September 30, 2013

The net loss for the three months ended September 30, 2014 (“Q3-2014”) was $1,345,463 compared to $6,635,561 for the prior year’s comparative quarter (“Q3-2013”). The loss for Q3-2014 was made up of $1,114,545 (Q3-2013 - $851,416) in net exploration expenditures and $1,195,513 (Q3-2013 - $1,204,818) in general and administrative expenses offset by other income totaling $145,841 (Q3-2013 loss of $6,695,188) and $220,715 (Q3-2013 - $167,229) in net royalty income. The reasons for the changes in the three months ended September 30, 2014 are consistent with the items noted above for the nine months ended September 30, 2014.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at September 30, 2014 was $8,854,884 (December 31, 2013 - $14,217,999) and is sufficient to fund its exploration programs and administrative expenditures through the next twelve months. The Company obtains its cash requirements through the issuance of shares, funding from joint venture partners, royalty income, attracting additional joint venture partners and the sale of available investments and marketable securities all of which are used to finance further property acquisitions, explore and develop its mineral properties, and obtain strategic investments.

Operating Activities

Cash used in operations was $4,279,661 for the nine months ended September 30, 2014 (2013 - $5,178,520) and represents expenditures primarily on mineral property exploration and secondarily on general and administrative expense for both periods, offset by royalty income received in the period. The decrease in cash used in operations is mainly due to the Company’s efforts to reduce overall G&A and net exploration expenditures.

Financing Activities

The Company received $Nil (2013 - $351,600) from the exercise of stock options.

Investing Activities

Some of the significant investment activities during the nine months ended September 30, 2014 are the Company receiving $70,371 (2013 - $188,529) as interest on its cash and cash equivalents, expending $510,656 (2013 - $1,217,979) on the purchase of strategic investments and marketable securities and receiving $271,957 (2013 – $660,003) on the sale of marketable securities. The Company also spent $1,063,036 (2013 - $2,774,570) on the purchase of investments in associated companies and spent $42,151 on reclamation bonds in the period (2013 - $225,080).

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

QUARTERLY INFORMATION

Fiscal quarter ended	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013

Royalty income	$558,091	$567,663	$654,718	$985,498
Exploration expenditures	1,723,584	2,566,990	1,459,499	1,508,983
Exploration recoveries	(609,039)	(1,651,157)	(432,226)	(545,899)
Share-based payments	80,984	826,935	51,752	54,539
Net loss for the period	(1,345,463)	(2,794,687)	(2,167,525)	(2,140,328)
Basic and diluted net loss per share	(0.02)	(0.04)	(0.03)	(0.03)

Fiscal quarter ended	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012

Royalty income	$601,860	$577,558	$937,972	$1,198,727
Exploration expenditures	2,298,244	2,929,328	2,879,847	3,652,142
Exploration recoveries	(1,446,828)	(2,109,651)	(1,674,321)	(847,539)
Share-based payments	150,993	168,403	153,560	1,045,146
Net loss for the period	(6,635,561)	(1,973,663)	(3,233,060)	(6,267,944)
Basic and diluted net loss per share	(0.09)	(0.03)	(0.04)	(0.07)

Factors that cause fluctuations in the Company’s quarterly results include the timing of stock option and bonus share grants, foreign exchange gains and losses related to the Company’s holding of United States dollar denominated working capital items, gains or losses on investments held in its portfolio, along with fluctuating levels of operations activities on its exploration projects and due diligence undertaken on new prospects. The quarter ended September 30, 2013 saw an impairment charge of $4,765,511 on the royalty interests, and $1,069,152 impairment of exploration and evaluation assets which significantly increased the loss in that quarter.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
For the nine months ended September 30, 2014	Salary or Fees	Payments	Total
President and CEO	$328,609	$39,313	$367,922
COO and Director	164,304	15,144	179,448
CFO	-	9,087	9,087
Corporate Secretary	-	3,635	3,635
Chief Legal Officer	166,618	31,836	198,454
Directors	127,381	7,370	134,751
Seabord Services Corp. (1)	209,400	-	209,400
Total	$996,312	$106,385	$1,102,697

		Share-based
For the nine months ended September 30, 2013	Salary or Fees	Payments	Total
Management	$671,749	$336,685	$1,008,434
Directors	123,000	32,767	155,767
Seabord Services Corp. (1)	336,600	-	336,600
Total	$1,131,349	$369,452	$1,500,801

(1)Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting staff, administration staff and office space to Eurasian. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by Eurasian.

Included in accounts payable and accrued liabilities is $34,598 (December 31, 2013 - $39,183) owed to key management personnel and other related parties.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at September 30, 2014, the Company had working capital of $8,854,884 (December 31, 2013 - $14,217,999). Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•

Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at September 30, 2014, there were no changes in the levels in comparison to December 31, 2013. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$7,142,142	$-	$-	$7,142,142
Restricted cash	199,294	-	-	199,294
Fair value through profit or loss
securities	965,430	-	-	965,430
Available for sale investments	546,190	-	-	546,190
Total	$8,853,056	$-	$-	$8,853,056

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams and recovery of exploration evaluation costs.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the September 30, 2014 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $151,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Georgia, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in U.S. dollars (“USD”) and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at September 30, 2014 is as follows:

Translated USD
Accounts	amount
Cash and cash equivalents	$2,219,025
Receivables	1,147,430
Accounts payable and accrued liabilities	(463,335)
Total	$2,903,120

The balances noted above reflect the USD balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations is considered immaterial.

Based on the above net exposure as at September 30, 2014, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $290,000 in the Company’s pre-tax profit or loss.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

a)	Royalty Interest and Related Depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property, plant and equipment and royalty properties.

c)	Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount

d)	Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected tax losses applicable to the royalty stream are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

e)	Equity Investment

The Company records its interest in associated companies as equity investments. The Company has a minority position on the Boards of its associated companies, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risk

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

Eurasian cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from its Leeville royalty property in Nevada to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that Newmont will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by Eurasian.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on Eurasian’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Currency Risk

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or United States dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the United States dollar or local currencies could have an adverse impact on the amount of exploration conducted.

Joint Venture Funding Risk

Eurasian’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another partner or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants, The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, Eurasian is currently a passive foreign investment company (“PFIC”) for the year ending December 31, 2013 and expects to be a PFIC in future tax years. If Eurasian is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Eurasian’s net capital gain and ordinary earnings for any year in which Eurasian is a PFIC, whether or not Eurasian distributes any amounts to its shareholders. For each tax year that Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website www.EurasianMinerals.com.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE MKT and the TSX Venture Exchange. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which resulted in the SEC adopting rules that will require the Company to disclose on an annual basis, beginning in 2014, certain payments made by the Company, its subsidiaries or entities controlled by it, to the U.S. government and foreign governments, including sub-national governments. The Company’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

The Company requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of September 30, 2014 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Management evaluated the Company’s internal control over financial reporting at September 30, 2014 and concludes that it is effective and that no material weaknesses were identified.

OUTSTANDING SHARE DATA

At November 12, 2014, the Company had 73,361,710 common shares issued and outstanding. There were also 5,433,200 stock options outstanding with expiry dates ranging from February 8, 2015 to June 26, 2019, and 9,175,533 warrants outstanding with expiry dates ranging from March 12, 2015 to November 12, 2015.